BIOCERES CROP SOLUTIONS CORP.
Unaudited interim condensed consolidated financial
statements as of September 30, 2021 and June 30, 2021,
and for the three-month periods ended September 30,
2021, and 2020.

INDEX

Unaudited interim condensed consolidated financial statements as of September 30, 2021, June 30, 2021 and for the three-month periods ended September 30, 2021 and 2020.

Unaudited interim condensed consolidated statements of financial position as of September 30, 2021 and June 30, 2021	F-3

Unaudited interim condensed consolidated statements of comprehensive income for the three-month periods ended September 30, 2021 and 2020	F-5

Unaudited interim condensed consolidated statements of changes in equity for the three-month periods ended September 30, 2021 and 2020	F-7

Unaudited interim condensed consolidated statements of cash flows for the three-month periods ended September 30, 2021 and 2020	F-9

Notes to the unaudited interim condensed consolidated financial statements	F-11

F-2

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As of September 30, 2021, and June 30, 2021

(Amounts in US Dollars)

	Notes	09/30/2021	06/30/2021
ASSETS
CURRENT ASSETS
Cash and cash equivalents	6.1	36,631,549	36,046,113
Other financial assets	6.2	5,283,685	11,161,398
Trade receivables	6.3	94,809,859	88,784,172
Other receivables	6.4	15,528,441	11,153,705
Income and minimum presumed income taxes recoverable	8	969,921	990,881
Inventories	6.5	72,551,919	61,037,551
Biological assets	6.6	37,879,003	2,315,838
Total current assets		263,654,377	211,489,658

NON-CURRENT ASSETS
Other financial assets	6.2	935,851	1,097,462
Trade receivables	6.3	128,575	135,739
Other receivables	6.4	1,644,765	2,543,142
Income and minimum presumed income taxes recoverable	8	14,867	12,589
Deferred tax assets	8	3,802,891	3,278,370
Investments in joint ventures and associates	12	31,876,966	30,657,173
Property, plant and equipment	6.7	48,078,743	47,954,596
Intangible assets	6.8	70,287,443	67,342,362
Goodwill	6.9	30,468,839	28,751,206
Right of use asset	18	1,407,154	1,327,660
Total non-current assets		188,646,094	183,100,299
Total assets		452,300,471	394,589,957

The accompanying Notes are an integral part of these unaudited interim condensed consolidated financial statements. Related parties’ balances and transactions are disclosed in Note 15.

F-3

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As of September 30, 2021, and June 30, 2021

(Amounts in US Dollars)

LIABILITIES	Notes	09/30/2021	06/30/2021
CURRENT LIABILITIES
Trade and other payables	6.10	113,963,318	72,091,408
Borrowings	6.11	66,655,578	76,785,857
Employee benefits and social security	6.12	5,214,001	4,680,078
Deferred revenue and advances from customers		5,302,738	6,277,313
Income tax payable	8	10,520,678	7,452,891
Government grants		306	-
Lease liabilities	18	718,966	750,308
Total current liabilities		202,375,585	168,037,855

NON-CURRENT LIABILITIES
Borrowings	6.11	62,644,168	47,988,468
Government grants		-	784
Joint ventures and associates	12	1,276,639	1,278,250
Deferred tax liabilities	8	24,965,998	25,699,495
Provisions		438,816	449,847
Consideration for acquisition	6.13	12,075,576	11,790,533
Convertible notes		50,190,617	48,664,012
Lease liabilities	18	490,101	390,409
Total non-current liabilities		152,081,915	136,261,798
Total liabilities		354,457,500	304,299,653

EQUITY
Equity attributable to owners of the parent		73,748,044	67,743,242
Non-controlling interests		24,094,927	22,547,062
Total equity		97,842,971	90,290,304
Total equity and liabilities		452,300,471	394,589,957

The accompanying Notes are an integral part of these unaudited interim condensed consolidated financial statements. Related parties’ balances and transactions are disclosed in Note 15.

F-4

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the three-month periods ended September 30, 2021 and 2020

(Amounts in US Dollars)

		Three-month period ended
	Notes	09/30/2021	09/30/2020
Revenues from contracts with customers	7.1	66,353,874	42,105,290
Government grants		468	604
Initial recognition and changes in the fair value of biological assets		551,903	249,367
Total		66,906,245	42,355,261

Cost of sales	7.2	(37,882,453)	(23,112,642)
Research and development expenses	7.3	(1,431,542)	(1,024,212)
Selling, general and administrative expenses	7.4	(16,183,200)	(10,092,243)
Share of profit or loss of joint ventures and associates	12	(222,236)	239,712
Other income or expenses, net		(1,146,617)	5,190
Operating profit		10,040,197	8,371,066

Financial cost	7.5	(3,342,809)	(5,276,050)
Other financial results	7.5	(1,836,859)	(7,459,412)
Profit (loss) before income tax		4,860,529	(4,364,396)
Income tax	8	(2,595,313)	(2,005,866)
Profit (loss) for the period		2,265,216	(6,370,262)

Profit (loss) for the period attributable to:
Equity holders of the parent		874,137	(6,971,558)
Non-controlling interests		1,391,079	601,296
		2,265,216	(6,370,262)

Profit (loss) per share
Basic profit (loss) attributable to ordinary equity holders of the parent [1]	9	0.0213	(0.1917)
Diluted profit (loss) attributable to ordinary equity holders of the parent	9	0.0206	(0.1917)
Weighted average number of shares
Basic [1]	9	41,104,088	36,367,953
Diluted	9	42,376,794	36,367,953

(1)  For the three-month period ended September 30, 2020 diluted EPS was the same as basic EPS. See note 9.

The accompanying Notes are an integral part of these unaudited interim condensed consolidated financial statements. Related parties’ balances and transactions are disclosed in Note 15.

F-5

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the three-month periods ended September 30, 2021 and 2020

(Amounts in US Dollars)

	Three-month period ended
	09/30/2021	09/30/2020
Profit (loss) for the period	2,265,216	(6,370,262)

Other comprehensive income	5,729,137	136,131
Items that may be subsequently reclassified to profit and loss	7,118,021	13,796
Exchange differences on translation of foreign operations from joint ventures	1,617,492	(76,438)
Exchange differences on translation of foreign operations	5,500,529	90,234
Items that will not be subsequently reclassified to loss and profit	(1,388,884)	122,335
Revaluation of property, plant and equipment, net of tax, of joint ventures and associates [2]	(173,852)	14,135
Revaluation of property, plant and equipment, net of tax [3]	(1,215,032)	108,200
Total comprehensive profit (loss)	7,994,353	(6,234,131)

Total comprehensive profit (loss) attributable to:
Equity holders of the parent	5,722,059	(7,033,867)
Non-controlling interests	2,272,294	799,736
	7,994,353	(6,234,131)

(2) The tax effect of the revaluation of property, plant and equipment of joint ventures and associates was $ 93,613 and $ (4,712) for the three-month periods ended September 30, 2021 and 2020, respectively.

(3) The tax effect of the revaluation of property, plant and equipment was $ 654,248 and $(36,067) for the three-month periods ended September 30, 2021 and 2020, respectively.

The accompanying Notes are an integral part of these unaudited interim condensed consolidated financial statements. Related parties’ balances and transactions are disclosed in Note 15.

F-6

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the three-month periods ended September 30, 2021 and 2020

(Amounts in US Dollars)

	Attributable to the equity holders of the parent
Description	Issued capital	Share premium	Own shares trading premium	Stock options and share based incentives	Convertible instruments	Cost of own shares held	Retained deficit	Foreign currency translation reserve	Revaluation of PP&E and effect of tax rate change	Equity attributable to owners of the parent	Non- controlling Interests	Total equity
06/30/2020	3,613	96,486,865	-	3,428,029	702,981	(30,906)	(18,613,112)	(43,198,201)	7,400,126	46,179,395	14,570,087	60,749,482
Capitalization of warrants	260	7,765,410	(916,202)	-	-	-	-	-	-	6,849,468	-	6,849,468
Share-based incentives	-	-	-	316,703	-	-	-	-	-	316,703	-	316,703
Purchase of own shares	-	-	-	-	-	(529,278)	-	-	-	(529,278)	-	(529,278)
(Loss) profit for the period	-	-	-	-	-	-	(6,971,558)	-	-	(6,971,558)	601,296	(6,370,262)
Other comprehensive income or loss	-	-	-	-	-	-	-	(160,177)	97,868	(62,309)	198,440	136,131
09/30/2020	3,873	104,252,275	(916,202)	3,744,732	702,981	(560,184)	(25,584,670)	(43,358,378)	7,497,994	45,782,421	15,369,823	61,152,244

As of September 30, 2020, we have 226,325 of our own shares.

The accompanying Notes are an integral part of these unaudited interim condensed consolidated financial statements. Related parties’ balances and transactions are disclosed in Note 15.

F-7

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the three-month periods ended September 30, 2021 and 2020

(Amounts in US Dollars)

	Attributable to the equity holders of the parent
Description	Issued capital	Share premium	Changes in non- controlling interests	Own shares trading premium	Stock options and share based incentives	Convertible instruments	Cost of own shares held	Retained deficit	Foreign currency translation reserve	Revaluation of PP&E and effect of tax rate change	Equity / (deficit) attributable to owners of the parent	Non- controlling Interests	Total equity
06/30/2021	4,158	120,662,386	-	(916,202)	3,672,768	702,981	(3,530,926)	(25,483,275)	(32,622,808)	5,254,160	67,743,242	22,547,062	90,290,304
Share-based incentives (Note 17)	-	-	-	-	538,636	-	-	-	-	-	538,636	-	538,636
Changes in non-controlling interests	-	-	(255,893)	-	-	-	-	-	-	-	(255,893)	(724,429)	(980,322)
Profit for the period	-	-	-	-	-	-	-	874,137	-	-	874,137	1,391,079	2,265,216
Other comprehensive income or (loss)	-	-	-	-	-	-	-	-	5,959,029	(1,111,107)	4,847,922	881,215	5,729,137
09/30/2021	4,158	120,662,386	(255,893)	(916,202)	4,211,404	702,981	(3,530,926)	(24,609,138)	(26,663,779)	4,143,053	73,748,044	24,094,927	97,842,971

As of September 30, 2021, we have 464,455 of our own shares.

The accompanying Notes are an integral part of these unaudited interim condensed consolidated financial statements. Related parties’ balances and transactions are disclosed in Note 15.

F-8

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

For the three-month periods ended September 30, 2021 and 2020

(Amounts in US Dollars)

	Notes	09/30/2021	09/30/2020
OPERATING ACTIVITIES
Profit (loss) for the period		2,265,216	(6,370,262)

Adjustments to reconcile profit to net cash flows
Income tax		2,595,313	2,005,866
Finance results		5,179,668	12,735,462
Depreciation of property, plant and equipment	6.7	946,344	534,655
Amortization of intangible assets	6.8	672,887	529,477
Depreciation of leased assets	18	240,154	93,167
Transactional expenses		-	700,000
Share-based incentive and stock options		538,636	316,703
Share of profit or loss of joint ventures and associates	12	222,236	(239,712)
Provisions for contingencies		2,742	36,321
Allowance for impairment of trade debtors		197,642	96,931
Allowance for obsolescence		440,324	192,170
Initial recognition and changes in the fair value of biological assets		(551,903)	(249,367)
Gain or loss on sale of equipment and intangible assets		(42,639)	(39,871)

Working capital adjustments
Trade receivables		(6,130,427)	(900,927)
Other receivables		(3,750,061)	(5,779,106)
Income and minimum presumed income taxes		2,989,781	596,708
Inventories and biological assets		(51,035,721)	(5,124,373)
Trade and other payables		38,528,315	(5,511,875)
Employee benefits and social security		491,886	(254,546)
Deferred revenue and advances from customers		(1,051,306)	(1,236,992)
Income and minimum presumed income taxes paid		(146,317)	-
Government grants		(478)	(858)
Interest collected		975,051	974,461
Inflation effects on working capital adjustments		(7,321,037)	(606,310)
Net cash flows used in operating activities		(13,743,694)	(7,502,278)

The accompanying Notes are an integral part of these unaudited interim condensed consolidated financial statements. Related parties’ balances and transactions are disclosed in Note 15.

F-9

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

For the three-month periods ended September 30, 2021 and 2020

(Amounts in US Dollars)

	Notes	09/30/2021	09/30/2020
INVESTMENT ACTIVITIES
Proceeds from sale of property, plant and equipment		198,043	41,930
Proceeds from financial assets		4,997,025	-
Investment in financial assets		(450,253)	(525,903)
Purchase of property, plant and equipment	6.7	(779,401)	(1,067,553)
Acquisition of investment property		-	(561,746)
Capitalized development expenditures	6.8	(1,587,042)	(439,934)
Purchase of intangible assets	6.8	(192,133)	(282,452)
Net cash flows generated (used in) by investing activities		2,186,239	(2,835,658)

FINANCING ACTIVITIES
Proceeds from borrowings		39,875,454	42,430,825
Repayment of borrowings, financed payments and interest payments		(24,450,337)	(29,818,977)
(Decrease) increase in bank overdrafts and other short-term borrowings		(32,838)	1,909,507
Other financial proceeds or payments, net		(1,569,712)	97,897
Acquisition of non-controlling interest in subsidiaries		(724,429)	-
Purchase of own shares		-	(529,278)
Leased assets payments		(243,783)	(158,985)
Warrants tender offer payments		-	(1,030,952)
Net cash flows generated by financing activities		12,854,355	12,900,037

Net increase in cash and cash equivalents		1,296,900	2,562,101

Inflation effects on cash and cash equivalents		(1,477,981)	(240,142)

Cash and cash equivalents as of beginning of the period	6.1	36,046,113	27,159,421
Effect of exchange rate changes on cash and equivalents		766,517	507,256
Cash and cash equivalents as of the end of the period	6.1	36,631,549	29,988,636

The accompanying Notes are an integral part of these unaudited interim condensed consolidated financial statements. Related parties’ balances and transactions are disclosed in Note 15.

F-10

Index

1.	General information.

2.	Accounting standards and basis of preparation.

3.	New standards, amendments and interpretations issued by the IASB.

4.	Impact of COVID-19.

5.	Seasonality.

6.	Information about components of unaudited interim condensed consolidated statements of financial position.

7.	Information about components of unaudited interim condensed consolidated statement of comprehensive income.

8.	Taxation.

9.	Earnings per share.

10.	Information about unaudited condensed consolidated components of equity.

11.	Cash flow information.

12.	Joint ventures and associates.

13.	Segment information.

14.	Financial instruments – Risk management.

15.	Shareholders and other related parties’ balances and transactions.

16.	Key management personnel compensation.

17.	Share-based payments.

18.	Leases.

19.	Contingencies, commitments, and restrictions on the distribution of profits.

20.	Events occurring after the reporting period.

F-11

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

1.	GENERAL INFORMATION

Bioceres Crop Solutions Corp. (NASDAQ: BIOX) is a fully integrated provider of crop productivity technologies designed to enable the transition of agriculture towards carbon neutrality. To do this, Bioceres’ solutions create economic incentives for farmers and other stakeholders to adopt environmentally friendlier production practices. The Group has a unique biotech platform with high impact, patented technologies for seeds and microbial ag-inputs, as well as next generation crop nutrition and protection solutions.

Bioceres is a global company with an extensive geographic footprint. The Group’s agricultural inputs are marketed across more than 30 countries, mainly in Argentina, Brazil, United States, Europe and South Africa.

Unless the context otherwise requires, “we”, “us”, “our”, “Bioceres”, “BIOX”, “the Group”, and “Bioceres Crop Solutions” will refer to Bioceres Crop Solutions Corp. and its subsidiaries.

2.	ACCOUNTING STANDARDS AND BASIS OF PREPARATION

Statement of compliance with IFRS as issued by IASB

These unaudited interim condensed consolidated financial statements for the three-month period ended September 30, 2021, have been prepared in accordance with Accounting Standard IAS 34 Interim Financial Reporting.

These unaudited interim condensed consolidated financial statements do not include all notes of the type normally included in an annual financial statement. Accordingly, these unaudited interim condensed consolidated financial statements are to be read in conjunction with the consolidated financial statements as of June 30, 2021.

Authorization for the issue of the unaudited interim condensed consolidated financial statements

These unaudited interim condensed consolidated financial statements of the Group as of September 30, 2021, June 30, 2021 and for the three-month periods ended September 30, 2021 and 2020 were authorized by the Board of Directors of Bioceres Crop Solutions Corp. on November 29, 2021.

Basis of measurement

The unaudited interim condensed consolidated financial statements of the Group have been prepared using:

•     Going Concern Basis of Accounting, considering the conclusion of the assessment made by the Management about the ability of the Group and its subsidiaries to continue as a going concern, in accordance with the requirements of paragraph 25 of IAS 1, “Presentation of Financial Statements”.

•     Accrual Basis of Accounting (except for cash flows information). Under this basis of accounting, the effects of transactions and other events are recognized as they occur, even when there are no cash flows.

Functional currency and presentation currency

a)            Functional currency

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic market in which the entity operates (i.e., “the functional currency”).

IAS 29 “Financial reporting in hyperinflationary economies” requires that the financial statements of an entity whose functional currency is the currency of a hyperinflationary economy, whether these are based on the historical cost method or the current cost method, be stated in terms of the measuring unit current at the closing date of the reporting period. For such purpose, the inflation produced since the acquisition date or the revaluation date, as applicable, must be computed in non-monetary items. The standard details a series of factors to be considered for concluding whether an economy is hyperinflationary, including, but not limited to, a cumulative inflation rate over a three-year period that approaches or exceeds 100%. Inflation accumulated in three years, as of June 30, 2018, was over 100%. It was for this reason that, in accordance with IAS 29, the Argentine economy had to be considered as hyperinflationary since July 1, 2018. Consequently, the Group has applied IAS 29 to these financial statements.

F-12

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

In an inflationary period, any entity that maintains an excess of monetary assets over monetary liabilities, will lose purchasing power, and any entity that maintains an excess of monetary liabilities over monetary assets, will gain purchasing power, provided that such items are not subject to an adjustment mechanism.

Briefly, the restatement mechanism of IAS 29 establishes that monetary assets and liabilities will not be restated because they are already expressed in a current unit of measurement at the end of the reporting period. Assets and liabilities subject to adjustments based on specific agreements, will be adjusted according to those agreements. Non-monetary items measured at their current values at the end of the reporting period, such as the net realizable value or others, do not need to be restated. The remaining non-monetary assets and liabilities will be restated according to a general price index. The loss or gain for the net monetary position will be included in the net result of the reporting period, revealing this information in a separate line item.

The inflation adjustment to the initial balances was calculated by means of a conversion factor derived from the Argentine price indexes published by the National Institute of Statistics.

The index as of September 30, 2020 and June 30, 2020 was 346.6207 and 321.9738, respectively.

The index as of September 30, 2021 and June 30, 2021 was 528.4968 and 483.6049, respectively.

The comparative figures in these unaudited interim condensed consolidated financial statements presented in a stable currency are not adjusted for subsequent changes in the price levels or exchange rates.

b)            Presentation currency

The unaudited interim condensed consolidated financial statements of the Group are presented in US Dollars, which is the presentation currency.

c)            Foreign currency

Transactions entered into by Group entities in a currency other than their functional currency are recorded at the relevant exchange rates as of the date upon which such transactions occur. Foreign currency monetary assets and liabilities are translated at the prevailing exchanges rates as of the final day of each reporting period. Exchange differences arising from the retranslation of unsettled monetary assets and liabilities are recognized immediately in profit or loss, except for foreign currency borrowings qualifying as a hedge of a net investment in a foreign operation for which exchange differences are recognized in other comprehensive income and accumulated in the foreign exchange reserve along with the exchange differences arising from the retranslation of the foreign operation. Upon the disposal of a foreign operation, the cumulative exchange differences recognized in the foreign exchange reserve relating to such operation up to the date of disposal are transferred to the consolidated statement of profit or loss and other comprehensive income as part of the gain or loss recognized upon such disposal.

Changes in accounting policies

The accounting policies adopted in the preparation of these unaudited interim condensed consolidated financial statements are consistent with those adopted for the preparation of the consolidated financial statements as of June 30, 2021.

F-13

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

3.	NEW STANDARDS, AMENDMENTS AND INTERPRETATIONS ISSUED BY THE IASB

a) The following new standards became applicable for the current reporting period and adopted by the Group. These amendments did not have a material impact on the Group.

Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 - Interest Rate Benchmark Reform (Phase 2)

The Phase 2 amendments, Interest Rate Benchmark Reform—Phase 2, address issues that might affect financial reporting during the reform of an interest rate benchmark, including the effects of changes to contractual cash flows or hedging relationships arising from the replacement of an interest rate benchmark with an alternative benchmark rate (replacement issues). In 2019, the Board issued its initial amendments in Phase 1 of the project.

The amendments are related to changes in the basis for determining contractual cash flows of financial assets, financial liabilities and lease liabilities; hedge accounting; and disclosures. They apply only to changes required by the interest rate benchmark reform to financial instruments and hedging relationships.

The amendments are effective for financial years beginning on or after January 1, 2021. Earlier application is permitted.

Covid-19-Related Rent Concessions beyond 30 June 2021

The International Accounting Standards Board extended by one year the application period of the practical expedient in IFRS 16 Leases to help lessees accounting for covid-19-related rent concessions.

In response to calls from stakeholders and because the covid-19 pandemic is still at its height, the Board has extended the relief by one year to cover rent concessions that reduce only lease payments due on or before 30 June 2022.

The original amendment permitted lessees, as a practical expedient, not to assess whether particular rent concessions occurring as a direct consequence of the covid-19 pandemic are lease modifications and, instead, to account for those rent concessions as if they were not lease modifications.

The amendment is effective for annual reporting periods beginning on or after 1 April 2021.

New standards and interpretations not yet adopted by the Group

No new standards have been issued in the current reporting period.

4.	IMPACT OF COVID-19

In December 2019, a novel strain of coronavirus (“COVID-19”) was reported in Wuhan, China. On March 11, 2020, the World Health Organization declared COVID-19 a pandemic. COVID-19 has disrupted business activities in Argentina and worldwide. The Group’s operations, which involve agricultural production and commercialization activities, have been mostly exempted from the disruption. Consequently, our financial condition, liquidity position and results of operations have not been materially impacted as we have been allowed to continue with our operations.

The eventual scope of the Coronavirus outbreak and its impact on the countries and global economy are unknown, with governments being able to implement stricter containment measures, which are not predictable in this instance. It cannot be reasonably quantified to what extent the Coronavirus will affect the Company's business and the results of its operations in the future if this situation is prolonged. The Board of Directors and senior management are closely monitoring the situation and taking all necessary measures at their disposal to protect human life and the Group’s operations and financial condition.

F-14

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

5.	SEASONALITY

The Group revenues fluctuate depending on the timing of orders from our distributors and customers and on prevailing seed market prices, which influence the purchase decisions of growers, the end-users of seed and integrated products, crop protection products and crop nutrition products. Given the cyclicality of crop planting and harvesting and South America’s planting and growing seasons, which vary from year to year, our business is highly seasonal. This results in substantial fluctuations in quarterly sales and profitability. Generally, the Group sales are concentrated in the third and fourth quarters of each calendar year, when demand for seed and integrated products, crop protection products and crop nutrition products increases as South American growers begin planting their fields. Regarding the seed and integrated products business, the Group contracts with growers and seed suppliers based upon anticipated market demand that we forecast. Generally, in the seed and integrated products business we stock the seed during the harvest season and ship from inventory throughout the year, with the objective of selling most of the inventory from the current year’s harvest before the next year’s, with crop protection and crop nutrition business following a cycle similar to the seed cycle. The impact of seasonality and the resulting fluctuations in quarterly results may be lessened as we achieve our international expansion plans for the seed and integrated products business in geographies with complementary seasons and climates.

6.     INFORMATION ABOUT COMPONENTS OF UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

6.1.	Cash and cash equivalents

	09/30/2021	06/30/2021
Cash at bank and on hand	30,082,841	28,327,569
Money market funds	6,548,708	7,718,544
	36,631,549	36,046,113

6.2.	Other financial asset

	09/30/2021	06/30/2021
Current
Restricted short-term deposits	252,474	425,976
US Treasury bills	2,513,798	7,885,937
Other investments	2,517,413	2,849,485
	5,283,685	11,161,398

	09/30/2021	06/30/2021
Non-current
Shares of Bioceres S.A.	376,288	355,251
Other investments	559,563	742,211
	935,851	1,097,462

F-15

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

6.3.	Trade receivables

	09/30/2021	06/30/2021
Current
Trade debtors	84,883,913	87,709,287
Allowance for impairment of trade debtors	(5,819,700)	(5,858,503)
Shareholders and other related parties (Note 15)	(78,474)	-
Allowance for impairment of shareholders and other related parties (Note 15)	43,345	-
Allowance for credit notes to be issued	(1,572,371)	(2,987,398)
Trade debtors - Joint ventures and associates (Note 15)	57,706	221,048
Deferred checks	17,295,440	9,699,738
	94,809,859	88,784,172
Non-current
Trade debtors	128,575	135,739
	128,575	135,739

6.4.	Other receivables

	09/30/2021	06/30/2021
Current
Taxes	8,065,060	6,048,533
Other receivables - Other related parties (Note 15)	1,499	1,547
Other receivables - Parents companies and related parties to Parents (Note 15)	1,052,879	770,549
Other receivables - Joint ventures and associates (Note 15)	2,375,118	2,219,863
Prepayments to suppliers	3,396,211	1,646,614
Prepayments to suppliers - Shareholders and other related parties (Note 15)	128,565	132,625
Reimbursements over exports	10,548	10,547
Prepaid expenses and other receivables	184,938	1,021
Loans receivable	-	230,000
Miscellaneous	313,623	92,406
	15,528,441	11,153,705

	09/30/2021	06/30/2021
Non-current
Taxes	170,150	862,771
Reimbursements over exports	1,474,615	1,680,371
	1,644,765	2,543,142

F-16

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL

STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

6.5.	Inventories

	09/30/2021	06/30/2021
Agrochemicals	1,012,575	1,161,025
Seeds and grains	1,323,942	404,774
Resale products	27,848,800	20,207,496
Manufactured products	16,213,582	10,902,683
Goods in transit	2,076,596	1,169,303
Supplies	9,270,594	6,320,594
Agricultural products	16,054,607	21,984,626
Allowance for obsolescence	(1,248,777)	(1,112,950)
	72,551,919	61,037,551

Net of Agricultural products	56,497,312	39,052,925

6.6.	Biological assets

Changes in biological assets

	Soybean	Corn	Wheat	Barley	HB4 Wheat	Total
Beginning of the period	54,162	27,646	22,311	3,071	2,208,648	2,315,838
Initial recognition and changes in the fair value of biological assets	-	-	9,275	-	542,628	551,903
Costs incurred during the period	118,984	148,549	67,594	21,877	34,999,130	35,356,134
Exchange differences	(3,479)	(3,120)	(10,992)	(429)	(326,852)	(344,872)
Period ended September 30, 2021	169,667	173,075	88,188	24,519	37,423,554	37,879,003

	Soybean	Corn	Wheat	Barley	HB4 Wheat	Total
Beginning of the period	105,101	271,754	45,639	34,050	509,184	965,728
Initial recognition and changes in the fair value of biological assets	-	73,267	151,863	24,237	-	249,367
Decrease due to harvest / disposals	(97,199)	(118,943)	-	(31,490)	-	(247,632)
Costs incurred during the period	-	-	231,023	40,811	1,725,754	1,997,588
Exchange differences	(7,902)	(20,431)	(18,237)	(4,094)	-	(50,664)
Period ended September 30, 2020	-	205,647	410,288	63,514	2,234,938	2,914,387

6.7.	Property, plant and equipment

Property, plant and equipment as of September 30, 2021 and June 30, 2021 included the following:

	09/30/2021	06/30/2021
Gross carrying amount	65,468,079	63,974,402
Accumulated depreciation	(17,389,336)	(16,019,806)
Net carrying amount	48,078,743	47,954,596

F-17

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL

STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

Net carrying amount for each class of assets is as follows:

Class	Net carrying amount 09/30/2021	Net carrying amount 06/30/2021
Office equipment	233,701	288,920
Vehicles	2,196,182	1,835,634
Equipment and computer software	97,010	67,105
Fixtures and fittings	3,327,794	2,967,431
Machinery and equipment	5,166,486	5,125,728
Land and buildings	35,183,123	35,674,513
Buildings in progress	1,874,447	1,995,265
Total	48,078,743	47,954,596

1.	Gross carrying amount as of September 30, 2021 is as follows:

	Gross carrying amount
Class	As of the beginning of the period	Additions	Transfers	Disposals	Foreign currency translation	Revaluation	As of the end of the period
Office equipment	762,825	5,290	(57,945)	-	31,728	-	741,898
Vehicles	3,512,217	380,671	57,945	-	173,881	-	4,124,714
Equipment and computer software	592,126	35,904	-	(33,476)	19,598	-	614,152
Fixtures and fittings	5,637,943	-	336,147	-	463,824	-	6,437,914
Machinery and equipment	9,987,811	104,452	-	(39,144)	471,112	-	10,524,231
Land and buildings	41,486,215	3,020	28,413	-	1,851,395	(2,218,320)	41,150,723
Buildings in progress	1,995,265	250,064	(364,560)	(120,206)	113,884	-	1,874,447
Total	63,974,402	779,401	-	(192,826)	3,125,422	(2,218,320)	65,468,079

2.	Accumulated depreciation as of September 30, 2021 is as follows:

	Depreciation
Class	Accumulated as of the beginning of the period	Disposals	Of the period	Foreign currency translation	Revaluation	Accumulated as of the end of period
Office equipment	473,905	-	11,407	22,885	-	508,197
Vehicles	1,676,583	-	220,281	31,668	-	1,928,532
Equipment and computer software	525,021	(33,181)	17,815	7,487	-	517,142
Fixtures and fittings	2,670,512	-	289,507	150,101	-	3,110,120
Machinery and equipment	4,862,083	(4,241)	237,784	262,119	-	5,357,745
Land and buildings	5,811,702	-	169,550	335,389	(349,041)	5,967,600
Total	16,019,806	(37,422)	946,344	809,649	(349,041)	17,389,336

F-18

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL

STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

3.	Gross carrying amount as of September 30, 2020, is as follows:

	Gross carrying amount
Class	As of the beginning of period	Additions	Disposals	Foreign currency translation	Revaluation	As of the end of period
Office equipment	579,882	34,754	-	(2,884)	-	611,752
Vehicles	2,977,542	760,464	(56,338)	(14,608)	-	3,667,060
Equipment and computer software	465,679	3,107	-	(1,208)	-	467,578
Fixtures and fittings	5,480,431	-	-	(26,135)	-	5,454,296
Machinery and equipment	9,054,701	48,202	-	(75,265)	-	9,027,638
Land and buildings	34,698,618	-	-	(120,985)	149,399	34,727,032
Buildings in progress	1,270,539	221,026	-	(5,864)	-	1,485,701
Total	54,527,392	1,067,553	(56,338)	(246,949)	149,399	55,441,057

4.	Accumulated depreciation as of September 30, 2020, is as follows:

	Depreciation
Class	Accumulated as of the beginning of period	Disposals	Of the period	Foreign currency translation	Revaluation	Accumulated as of the end of period
Office equipment	391,602	-	9,709	(1,177)	-	400,134
Vehicles	1,828,087	(54,279)	139,019	(8,865)	-	1,903,962
Equipment and computer software	433,231	-	5,782	(1,741)	-	437,272
Fixtures and fittings	1,801,356	-	84,156	(8,943)	-	1,876,569
Machinery and equipment	3,605,468	-	139,300	(16,497)	-	3,728,271
Land and buildings	4,952,542	-	156,689	(21,767)	5,132	5,092,596
Total	13,012,286	(54,279)	534,655	(58,990)	5,132	13,438,804

The depreciation charge is included in Notes 7.3 and 7.4.

Revaluation of property, plant and equipment

At a minimum, the Group updates its assessment of the fair value of its land and buildings at the end of each reporting year (after the revaluation policy was adopted), considering the most recent independent valuations and market data. As of September 30, 2021, the Group reviewed these valuations in order to determine the variations between the fair values and their book value, taking into consideration the valuations made in June 2021. Management determined the property, plant and equipment’s value within a range of reasonable fair value estimates. All resulting fair value estimates for land and buildings are classified as Level 3 and are consistent with the methodology disclosed in the annual financial statements.

6.8.	Intangible assets

Intangible assets as of September 30, 2021 and June 30, 2021 included the following:

	09/30/2021	06/30/2021
Gross carrying amount	82,263,734	78,019,203
Accumulated amortization	(11,976,291)	(10,676,841)
Net carrying amount	70,287,443	67,342,362

F-19

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL

STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

1.	Net carrying amount of each class of intangible assets is as follows:

Class	Net carrying amount 09/30/2021	Net carrying amount 06/30/2021
Seed and integrated products
HB4 soy and breeding program	28,964,455	27,611,142
Integrated seed products	2,689,348	2,558,220
Crop nutrition
Microbiological products	4,243,569	3,996,657
Other intangible assets
Trademarks and patents	7,122,562	6,923,256
Software	2,108,152	1,849,041
Customer loyalty	20,159,357	19,404,046
RG/RS/OX Wheat	5,000,000	5,000,000
Total	70,287,443	67,342,362

2.	Gross carrying amount as of September 30, 2021 is as follows:

	Gross carrying amount
Class	As of the beginning of the period	Additions	Foreign currency translation	As of the end of the period
Seed and integrated products
HB4 soy and breeding program	27,611,142	1,353,313	-	28,964,455
Integrated seed products	2,558,220	-	131,128	2,689,348
Crop nutrition
Microbiological products	6,037,680	233,729	273,721	6,545,130
Other intangible assets
Trademarks and patents	9,824,171	629	544,834	10,369,634
Software	3,784,593	191,504	282,051	4,258,148
Customer loyalty	23,203,397	-	1,233,622	24,437,019
RG/RS/OX Wheat	5,000,000	-	-	5,000,000
Total	78,019,203	1,779,175	2,465,356	82,263,734

3.	Accumulated amortization as of September 30, 2021 is as follows:

	Amortization
Class	Accumulated as of beginning of the period	Of the period	Foreign currency translation	Accumulated as of the end of the period
Crop nutrition
Microbiological products	2,041,023	139,408	121,130	2,301,561
Other intangible assets
Trademarks and patents	2,900,915	174,626	171,531	3,247,072
Software	1,935,552	103,543	110,901	2,149,996
Customer loyalty	3,799,351	255,310	223,001	4,277,662
Total	10,676,841	672,887	626,563	11,976,291

F-20

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL

STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

4.	Gross carrying amount as of September 30, 2020 is as follows:

	Gross carrying amount
Class	As of the beginning of period	Additions	Foreign currency translation	As of the end of period
Seed and integrated products
HB4 soy and breeding program	7,345,923	439,934	(820)	7,785,037
Integrated seed products	2,296,955	-	(10,087)	2,286,868
Crop nutrition
Microbiological products	3,867,593	246,385	(16,272)	4,097,706
Other intangible assets
Trademarks and patents	8,432,746	-	(37,019)	8,395,727
Software	2,088,929	36,067	(19,296)	2,105,700
Customer loyalty	18,800,691	-	(82,532)	18,718,159
Total	42,832,837	722,386	(166,026)	43,389,197

5.	Accumulated amortization as of September 30, 2020 is as follows:

	Amortization
Class	Accumulated as of beginning of period	Of the period	Foreign currency translation	Accumulated as of the end of period
Crop nutrition
Microbiological products	1,363,962	113,827	(5,181)	1,472,608
Other intangible assets
Trademarks and patents	2,057,964	138,441	(9,034)	2,187,371
Software	1,401,964	97,227	(15,290)	1,483,901
Customer loyalty	2,675,483	179,982	(11,745)	2,843,720
Total	7,499,373	529,477	(41,250)	7,987,600

The amortization charge is included in Notes 7.3 and 7.4.

6.9.	Goodwill

The variations in goodwill that occurred during the period correspond to the result of inflation adjustment and conversion to presentation currency. There were no indicators of goodwill impairment.

Carrying amount of goodwill as of September 30, 2021 and June 30, 2021 is as follows:

	09/30/2021	06/30/2021
Rizobacter Argentina S.A.	23,638,531	22,277,336
Bioceres Crops S.A.	6,360,218	6,003,780
Insumos Agroquímicos S.A.	470,090	470,090
	30,468,839	28,751,206

F-21

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

6.10.    Trade and other payables

	09/30/2021	06/30/2021
Current
Trade creditors	88,718,299	51,389,515
Shareholders and other related parties (Note 15)	36,920	52,864
Trade creditors - Parent company (Note 15)	250,629	193,718
Trade creditors - Joint ventures and associates (Note 15)	22,343,319	17,669,027
Taxes	2,237,168	2,556,945
Miscellaneous	376,983	229,339
	113,963,318	72,091,408

6.11.    Borrowings

	09/30/2021	06/30/2021
Current
Bank overdrafts	-	32,838
Bank borrowings	29,156,974	33,684,287
Corporate bonds	20,387,497	24,742,752
Trust debt securities	2,102,497	3,470,448
Net loans payables- Parents companies and related parties to Parents (Note 15)	3,578,921	3,578,921
Subordinated loan	11,429,689	11,276,611
	66,655,578	76,785,857
Non-current
Bank borrowings	2,656,673	4,161,827
Corporate bonds	53,987,495	37,826,641
Net loans payables- Parents companies and related parties to Parents (Note 15)	6,000,000	6,000,000
	62,644,168	47,988,468

On August 31, 2021, Rizobacter completed a $16.1 million public offering of Series VI corporate bonds in the Argentine market. The bonds were issued in two tranches: (i) Class A: $12.7 million with maturity in March 2023 and an annual nominal interest rate of 3.75%; and (ii) Class B: $3.4 million with maturity in September 2024 and an annual nominal interest rate of 5.25%.

The carrying value of some borrowings as of September 30, 2021 measured at amortized cost differs from the fair value of these borrowings. The following measures of fair values are based on discounted cash flows (Level 3), due to the use of unobservable inputs, including own credit risk.

	09/30/2021		06/30/2021
	Amortized cost	Fair value	Amortized cost	Fair value
Current
Bank borrowings	29,156,974	28,809,692	33,684,287	32,770,615
Corporate Bonds	20,387,497	20,072,253	24,742,752	24,085,087

Non-current
Bank borrowings	2,656,673	2,312,824	4,161,827	3,864,666
Corporate Bonds	53,987,495	47,941,646	37,826,641	32,656,097

The Group has met the capital and interest installments whose maturity was effective in the three-month period ended September 30, 2021.

F-22

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

6.12.    Employee benefits and social security

	09/30/2021	06/30/2021
Current
Salaries, accrued incentives, vacations and social security	5,081,964	4,243,585
Key management personnel (Note 15)	132,037	436,493
	5,214,001	4,680,078

6.13.    Consideration for acquisitions

The consideration of payment for the acquisitions was measured at fair value, which was calculated as the sum of the acquisition-date fair values of the assets transferred, and the liabilities incurred. The fair values measured were based on discounting future cash flow using market discount rates. The difference between fair value and nominal value of consideration is recognized as other finance over the period the consideration will be paid.

7.          INFORMATION ABOUT COMPONENTS OF UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

7.1.      Revenues from contracts with customers

	09/30/2021	09/30/2020
Sale of goods and services	65,672,217	41,193,013
Royalties	681,657	912,277
	66,353,874	42,105,290

Transactions of sales of goods and services with joint ventures, shareholders and other related parties are reported in Note 15.

7.2.      Cost of sales

Item	09/30/2021	09/30/2020
Inventories as of the beginning of the period	39,052,925	29,338,548
Purchases of the period	49,130,173	23,197,990
Production costs	3,662,191	2,922,581
Foreign currency translation	2,534,476	(404,642)
Subtotal	94,379,765	55,054,477
Inventories as of the end of the period (*)	(56,497,312)	(31,941,835)
Cost of sales	37,882,453	23,112,642

(*) Net of agricultural products from the HB4 program.

F-23

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

7.3.      R&D classified by nature

Item	Research and development expenses 09/30/2021	Research and development expenses 09/30/2020
Amortization of intangible assets	302,214	252,267
Import and export expenses	1,686	2,533
Depreciation of property, plant and equipment	179,677	32,423
Freight and haulage	12	-
Employee benefits and social securities	259,522	210,327
Maintenance	7,375	4,791
Energy and fuel	18,521	14,019
Supplies and materials	491,964	244,173
Mobility and travel	4,766	4,274
Professional fees and outsourced services	62,856	7,447
Professional fees related parties	86,256	234,837
Office supplies	2,334	493
Information technology expenses	31	9,915
Insurance	2,960	5,653
Depreciation of leased assets	1,206	654
Miscellaneous	10,162	406
Total	1,431,542	1,024,212

	09/30/2021	09/30/2020
R&D Capitalized (Note 6.8)	1,587,042	439,934
R&D profit and loss	1,431,542	1,024,212
Total	3,018,584	1,464,146

F-24

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

7.4.      Expenses classified by nature and function

Item	Production costs	Selling, general and administrative expenses	Total 09/30/2021
Amortization of intangible assets	-	370,673	370,673
Analysis and storage	2,355	24,703	27,058
Commissions and royalties	335,585	473,456	809,041
Import and export expenses	7,304	159,345	166,649
Depreciation of property, plant and equipment	314,569	452,098	766,667
Depreciation of leased assets	118,086	120,862	238,948
Impairment of receivables	-	197,642	197,642
Freight and haulage	98,488	2,221,651	2,320,139
Employee benefits and social securities	1,508,725	4,997,301	6,506,026
Maintenance	178,832	211,075	389,907
Energy and fuel	105,690	15,593	121,283
Supplies and materials	209,874	129,419	339,293
Mobility and travel	4,454	265,364	269,818
Publicity and advertising	-	973,659	973,659
Contingencies	-	2,742	2,742
Share-based incentives	-	517,434	517,434
Professional fees and outsourced services	307,060	1,971,702	2,278,762
Professional fees related parties	-	14,474	14,474
Office supplies	6,376	119,830	126,206
Insurance	13,054	240,421	253,475
Information technology expenses	-	330,337	330,337
Obsolescence	440,324	-	440,324
Taxes	11,256	2,331,803	2,343,059
Miscellaneous	159	41,616	41,775
Total	3,662,191	16,183,200	19,845,391

F-25

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

Item	Production costs	Selling, general and administrative expenses	Total 09/30/2020
Amortization of intangible assets	-	277,210	277,210
Analysis and storage	11,562	9,674	21,236
Commissions and royalties	468,400	155,743	624,143
Import and export expenses	41,244	233,814	275,058
Depreciation of property, plant and equipment	270,785	231,447	502,232
Depreciation of leased assets	64,014	28,499	92,513
Impairment of receivables	-	96,931	96,931
Freight and haulage	162,690	997,397	1,160,087
Employee benefits and social securities	1,198,492	3,366,048	4,564,540
Maintenance	165,489	175,437	340,926
Energy and fuel	80,009	22,326	102,335
Supplies and materials	60,192	77,134	137,326
Mobility and travel	968	162,001	162,969
Publicity and advertising	-	462,658	462,658
Contingencies	4,403	33,386	37,789
Share-based incentives	-	316,703	316,703
Professional fees and outsourced services	173,131	1,748,720	1,921,851
Professional fees related parties	-	2,294	2,294
Office supplies	378	122,357	122,735
Insurance	18,648	225,789	244,437
Information technology expenses	328	247,928	248,256
Obsolescence	192,170	-	192,170
Taxes	9,298	1,081,550	1,090,848
Miscellaneous	380	17,197	17,577
Total	2,922,581	10,092,243	13,014,824

7.5.      Finance results

	09/30/2021	09/30/2020
Financial costs
Interest expenses with the Parents (Note 15)	(240,639)	(313,677)
Interest expenses	(2,312,445)	(4,490,817)
Financial commissions	(789,725)	(471,556)
	(3,342,809)	(5,276,050)
Other financial results
Exchange differences generated by assets	4,721,459	8,480,343
Exchange differences generated by liabilities	(7,441,398)	(12,055,520)
Changes in fair value of financial assets or liabilities and other financial results	(766,225)	(5,459,905)
Net gain of inflation effect on monetary items	1,649,305	1,575,670
	(1,836,859)	(7,459,412)

Total net financial results	(5,179,668)	(12,735,462)

F-26

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

8.            TAXATION

Taxes on income in the interim periods are accrued using the tax rate that would be applicable to expected total annual earnings.

	09/30/2021	09/30/2020
Current tax expense	(4,650,198)	(2,360,843)
Deferred tax	2,054,885	354,977
Total	(2,595,313)	(2,005,866)

The gross movement on the deferred income tax account is as follows:

	09/30/2021	09/30/2020
Beginning of the period deferred tax	(22,421,125)	(14,164,930)
Charge of the period	2,054,885	354,977
Charge to OCI	654,248	(36,067)
Conversion difference	(1,451,115)	30,922
Total net deferred tax	(21,163,107)	(13,815,098)

The tax on the Group’s profit before tax differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the consolidated entities as follows:

	09/30/2021	09/30/2020
Earnings (Loss) before income tax-rate	4,860,529	(4,364,396)
Income tax expense by applying tax rate in force in the respective countries	(2,774,368)	(1,306,510)
Share of profit or loss of subsidiaries, joint ventures and associates	(78,009)	82,195
Stock options charge	(93,824)	(15,212)
Rate change adjustment	-	38,109
Non-deductible expenses	(475,473)	(70,883)
Untaxed gains	135,263	-
Representation expenses	(2,084)	(8,189)
Foreign investment coverage	56,980	99,610
Tax inflation adjustment	300,200	(742,393)
Result of inflation effect on monetary items and other finance results	283,261	(82,593)
Others	52,741	-
Income tax expenses	(2,595,313)	(2,005,866)

F-27

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

9.            EARNINGS PER SHARE (EPS)

The numerators and denominators used in the calculation of basic EPS and diluted EPS are presented below:

	09/30/2021	09/30/2020
Numerator
Profit (loss) for the period (basic EPS)	874,137	(6,971,558)
Profit (loss) for the period (diluted EPS)	874,137	(6,971,558)
Denominator
Weighted average number of shares (basic EPS)	41,104,088	36,367,953
Weighted average number of shares (diluted EPS)	42,376,794	36,367,953

Basic profit (loss) attributable to ordinary equity holders of the parent	0.0213	(0.1917)

Diluted profit (loss) gain attributable to ordinary equity holders of the parent	0.0206	(0.1917)

For the period ended September 30, 2020 diluted EPS was the same as basic EPS as the effect of potential ordinary shares would be antidilutive.

Diluted earnings per share is calculated by adjusting the weighted average number of shares outstanding to assume conversion of all dilutive potential shares. The Group has two categories of dilutive potential shares, share-based incentives, and Convertible notes.

The stock options were included in the diluted EPS calculation for the year ended Septiember 30, 2021 only for the tranches in which the average market price of ordinary shares during the periods was higher than the assumed proceeds per option. See note 17.

Convertible notes outstanding were not included in the diluted EPS calculations for the year ended September 30, 2021 because its interest (net of tax and other changes in income or expense) per ordinary share obtainable on conversion exceeds basic earnings per share.

10.            INFORMATION ABOUT UNAUDITED INTERIM CONDENSED CONSOLIDATED COMPONENTS OF EQUITY

Share capital

As of September 30, 2021, we have (i) 100,000,000 ordinary shares ($0.0001 par value) authorized, (ii) 41,104,087 ordinary shares issued and outstanding, (iii) 1,000,000 preference shares ($0.0001 par value) authorized, (iv) no preference shares issued and outstanding, (v) $49.1 million of Convertible notes, and (vi) 2,032,092 ordinary shares reserved for our equity compensation plans.

Holders of the ordinary shares are entitled to one vote for each ordinary share.

Non-controlling interests

On August 2, 2021, we acquired 2,467,990 shares of Insumos Agróquimicos S.A. (“Insuagro”). Consideration of payment was $0.7 million in cash as a Fixed Price. Furthermore, the Fixed Price may be increased up to 3.5x Adjusted EBITDA per share to be measured in each annual reporting period. The Group has recognized in equity the difference between the amount by which the non-controlling interests were incorporated and the fair value of the consideration paid.

As of today, we own 13,489,990 shares of Insuagro, which represent 61.32% of the share capital and 61.22% of the votes.

There were no dividends paid to non-controlling interests in the periods ended September 30, 2021 and 2020.

F-28

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

11.	CASH FLOW INFORMATION

Significant non-cash transactions related to investment and financing activities are as follows:

	09/30/2021	09/30/2020
Investment activities
Settlement of receivables through PPE contribution	-	1,858,732
Investment in-kind in other related parties (Note 15)	455,444	261,619
	455,444	2,120,351

	09/30/2021	09/30/2020
Financing activities

Acquisition of non-controlling interest in subsidiaries	255,893	-
	255,893	-

12.	JOINT VENTURES AND ASSOCIATES

	09/30/2021	06/30/2021
Liabilities
Trigall Genetics S.A.	1,276,639	1,278,250
	1,276,639	1,278,250

	09/30/2021	06/30/2021
Assets
Synertech Industrias S.A.	28,780,636	27,572,597
Indrasa Biotecnología S.A.	69,709	54,957
Alfalfa Technologies S.R.L.	94,922	97,920
Moolec Science Limited	2,931,699	2,931,699
	31,876,966	30,657,173

Share of profit or loss of joint ventures and associates:

	09/30/2021	09/30/2020
Trigall Genetics S.A.	1,611	(114,233)
Synertech Industrias S.A.	(240,282)	328,106
Indrasa Biotecnología S.A.	16,435	25,839
	(222,236)	239,712

Changes in joint ventures and associates

	09/30/2021	09/30/2020
As of the beginning of the period	29,378,923	23,103,963
Revaluation of property, plant and equipment	(173,852)	14,135
Foreign currency translation	1,617,492	(76,438)
Share of profit or loss	(222,236)	239,712
As of the end of the period	30,600,327	23,281,372

F-29

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

13.	SEGMENT INFORMATION

The following tables present information with respect to the Group´s reporting segments:

Period ended September 30, 2021	Seed and integrated products	Crop protection	Crop nutrition	Consolidated
Revenues from contracts with customers
Sale of goods and services	8,250,549	34,958,979	22,462,689	65,672,217
Royalties	681,657			681,657
Others
Government grants	468	-	-	468
Initial recognition and changes in the fair value of biological assets	45,951	191,317	314,635	551,903
Total	8,978,625	35,150,296	22,777,324	66,906,245

Cost of sales	(3,494,180)	(21,524,899)	(12,863,374)	(37,882,453)
Gross margin per segment	5,484,445	13,625,397	9,913,950	29,023,792
%	61%	39%	44%	43%

Period ended September 30, 2020	Seed and integrated products	Crop protection	Crop nutrition	Consolidated
Revenues from contracts with customers
Sale of goods and services	7,742,299	21,567,520	11,883,194	41,193,013
Royalties	912,277			912,277
Others
Government grants	604	-	-	604
Initial recognition and changes in the fair value of biological assets	20,421	72,295	156,651	249,367
Total	8,675,601	21,639,815	12,039,845	42,355,261

Cost of sales	(3,320,422)	(13,521,273)	(6,270,947)	(23,112,642)
Gross margin per segment	5,355,179	8,118,542	5,768,898	19,242,619
%	62%	38%	48%	45%

F-30

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

14.            FINANCIAL INSTRUMENTS – RISK MANAGEMENT

The following tables show additional information required under IFRS 7 for financial assets and liabilities recorded as of September 30, 2021 and June 30, 2021.

	Amortized cost		Mandatorily measured at fair value through profit or loss
Financial asset	09/30/2021	06/30/2021	09/30/2021	06/30/2021
Cash and cash equivalents	30,082,841	28,327,569	6,548,708	7,718,544
Other financial assets	1,188,325	1,523,438	5,031,211	10,735,422
Trade receivables	94,938,434	88,919,911	-	-
Other receivables (*)	5,228,282	5,005,283	-	-
Total	131,437,882	123,776,201	11,579,919	18,453,966

(*) Advances expenses and tax balances are not included.

	Amortized cost		Mandatorily measured at fair value through profit or loss
Financial liability	09/30/2021	06/30/2021	09/30/2021	06/30/2021
Trade and other payables	113,963,318	72,091,408	-	-
Borrowings	129,299,746	124,774,325	-	-
Convertible notes	50,190,617	48,664,012	-	-
Lease liability	1,209,067	1,140,717	-	-
Employee benefits and social security	5,214,001	4,680,078	-	-
Consideration for acquisition of assets	12,075,576	11,790,533	-	-
Total	311,952,325	263,141,073	-	-

Financial instruments measured at fair value

Measurement at fair value at 09/30/2021	Level 1	Level 2	Level 3
Financial assets at fair value
Mutual funds	6,548,708	-	-
US Treasury bills	2,513,798	-	-
Other investments	1,883,593	633,820	-

Measurement at fair value at 06/30/2021	Level 1	Level 2	Level 3
Financial assets at fair value
Mutual funds	7,718,544	-	-
US Treasury bills	7,885,937	-	-
Other investments	2,110,414	739,071	-

F-31

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

Estimation of fair value

The fair value of marketable securities, mutual funds and US Treasury Bills is calculated using the market approach, which use quoted prices in active markets for identical assets. The quoted marked price used for financial assets held by the Group is the current bid price. These instruments are included in level 1.

The Group’s financial liabilities, which were not traded in an active market, were determined using valuation techniques that maximize the use of available market information, and thus rely as little as possible on specific estimates. If all significant inputs required to fair value an instrument are observable, the instruments are included in level 2.

If one or more of the significant inputs is not based on observable market data, the instruments are included in Level 3.

The Group’s policy is to recognize transfers between different categories of the fair value hierarchy at the time they occur or when there are changes in the circumstances that cause the transfer.

There were no transfers between levels of the fair value hierarchy. There were no changes in economic or business circumstances affecting fair value.

Financial instruments not measured at fair value

The financial instruments not measured at fair value include cash and cash equivalents, trade accounts receivable, other accounts receivable, trade payables and other debts, borrowings, financed payments and convertible notes.

The carrying value of financial instruments not measured at fair value does not differ significantly from their fair value, except for borrowings (Note 6.11).

Management estimates that the carrying value of the financial instruments measured at amortized cost approximates their fair value.

15.	SHAREHOLDERS AND OTHER RELATED PARTIES BALANCES AND TRANSACTIONS

During the periods ended September 30, 2021 and 2020, the transactions between the Group and related parties, and the related balances owed by and to them, are as follows:

		Amount of the transactions of the period ended
Party	Transaction type	09/30/2021	09/30/2020
Joint ventures and associates	Sales and services	4,331,275	1,340,709
Joint ventures and associates	Purchases of goods and services	(12,087,333)	(4,496,924)
Joint ventures and associates	Net loans granted	-	375,575
Key management personnel	Salaries, social security benefits and other benefits	(969,716)	(880,195)
Key management personnel	Net loans cancelled	-	(598,508)
Key management personnel	Interest gain	-	8,812
Shareholders and other related parties	Sales of goods and services	1,805	177,017
Shareholders and other related parties	Purchases of goods and services	(1,422,314)	(492,235)
Shareholders and other related parties	In-kind contributions	455,444	261,619
Parents companies and related parties to Parents (Note 7.5)	Interest expenses	(240,639)	(313,677)
Total		(9,931,478)	(4,617,807)

F-32

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

		Amounts receivable from related parties
Party	Transaction type	09/30/2021	06/30/2021
Parents companies and related parties to Parents	Other receivables	1,052,879	770,549
Shareholders and other related parties	Trade debtors	(78,474)	-
Shareholders and other related parties	Allowance for impairment	43,345	-
Other receivables - Other related parties	Other receivables	130,064	134,172
Joint ventures and associates	Trade debtors	57,706	221,048
Joint ventures and associates	Other receivables	2,375,118	2,219,863
Total		3,580,638	3,345,632

		Amounts payable to related parties
Party	Transaction type	09/30/2021	06/30/2021
Parent company	Trade creditors	(250,629)	(193,718)
Parents companies and related parties to Parents	Net loans payables	(9,578,921)	(9,578,921)
Key management personnel	Salaries, social security benefits and other benefits	(132,037)	(436,493)
Shareholders and other related parties	Trade and other payables	(36,920)	(52,864)
Joint ventures and associates	Trade creditors	(22,343,319)	(17,669,027)
Total		(32,341,826)	(27,931,023)

16.	KEY MANAGEMENT PERSONNEL COMPENSATION

The compensation of directors and other members of key management, including social security contributions and other benefits, was as follows for the period ended September 30, 2021 and 2020.

	09/30/2021	09/30/2020
Salaries, social security and other benefits	452,282	563,492
Share-based incentives	517,434	316,703
Total	969,716	880,195

17.	SHARE-BASED PAYMENTS

a)	Incentive payments based on options

-    Share option plan for directors and senior management: plan granted up to 1,200,000 stock options with an exercise price of $4.55 and expire on October 31, 2029.

-    Share Option Plan for junior management: plan granted up to 100,000 underlying ordinary shares for certain key employees. The options have an exercise price of $5.55 and expire on October 23, 2030.

Options can be exercised on a cashless basis at their volume weighted average price (“VWAP”) of the ordinary shares during a twenty-day period to the date of exercise.

F-33

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

The fair value of the stock options at the grant date was estimated using the "Black-Scholes" model, considering the terms and conditions under which the options on shares were granted and adjusted to consider the possible dilutive effect of the future exercise of options.

Factor	Directors and Sr. Management		Junior Management
Weighted average fair value of shares	$5.42		$13.98
Exercise price	$4.55		$5.55
Weighted average expected volatility (*)	29.69%		42.18%
Dividend rate	0%		0%
Weighted average risk-free interest rate	1.66%		1.17%
Weighted average expected life	9.89	years	9.22	years
Weighted average fair value of stock options at measurement date	$2.47		$10.1

There are no market-related performance conditions or non-vesting conditions that should be considered for determining the fair value of options.

The Group estimates that 100% of the stock options will be exercised, taking into account historical patterns of executives maintaining their jobs and the probability of exercising the options. This estimate is reviewed at the end of each annual or interim period.

The following table shows the weighted average amount and exercise price and the movements of the stock options of executives and directors of the Group during the three-month periods ended September 30, 2021 and 2020.

	09/30/2021		09/30/2020
	Number of options	Exercise price	Number of options	Exercise price
At the beginning	1,166,667	$4.55	1,200,000	$4.55
Granted during the period	93,600	$5.55	-	-
Annulled during the period	-	-	-	-
Exercised during the period	-	-	-	-
Expired during the period	-	-	-	-
Effective at period (*)	1,260,267	$4.62	1,200,000	$4.55

(*) Exercise price of options effective at the end of the period was calculated using weighted average.

The charge of the plans based on options recognized during the period was $0.4 million.

b) Annual compensation - Bonus

Bonus in Cash is an annual cash incentive awarded up to an amount that is five times the individual’s monthly salary, which can be increased by $30,000 in value if the recipient decides to receive the base bonus in ordinary shares, to each of the Chief Operating Officer, Sales Director and Marketing Director and Managing Director of Rizobacter. The bonus will be granted upon the meeting by the Company of certain financial and operational objectives. Each year the Board of Directors defines the objectives upon approval of the annual budget.

As well as fiscal year ended June 30, 2020, for the Bonus in Cash 2021, all the beneficiaries decided to receive the bonus in ordinary shares. The charge for the three-month period ended September 30, 2021 in consideration of the annual compensation bonus for objectives achieved in the year ended June 30, 2021 amounted to $0.05 million.

F-34

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

Bonus in Kind is an annual in-kind incentive awarded in ordinary shares up to an equivalent of $315,000, $165,000 and $100,000 to the Chief Executive Officer, Chief Financial Officer and Chief Technology Officer, respectively, to tie a portion of their compensation to financial and operational objectives. Each year the Board of Directors will define the objectives upon approval of the annual budget.

The charge for the three-month period ended September 30, 2021 in consideration of the annual compensation bonus for objectives achieved in the year ended June 30, 2021 amounted to $0.07 million.

The number of shares that can be awarded under each bonus will be determined by using a 20-day volume weighted average price (“VWAP”) of the Company’s ordinary shares, starting with the day on which the relevant financial and operational objectives are met by the Company and the bonus is granted.

50% of bonus vests immediately if the financial and operational objectives are achieved as of such date, and the remaining 50% vests in the subsequent 12-months, upon meeting of the financial and operational objectives.

e) Employee Stock Purchase Plan (ESPP)

This is an incentive plan for eligible employees with no stock compensation to purchase ordinary shares of the Company up to a maximum of 15% percent of such employee’s monthly compensation. The number of ordinary shares subject to the ESPP shall be 200,000 ordinary shares. The purchase price will be equal to 85% of the lower of the closing price of the Company’s ordinary shares on the first business day and the last business day of the relevant offering period. As of the date of These condensed consolidated statements of financial position the ESSP is not yet implemented.

18.	LEASE

Right-of-use leased asset	09/30/2021	06/30/2021
Cost
Book value at the beginning of the period	3,688,150	2,369,326
Additions of the period	307,510	913,321
Disposals	(44,092)	-
Exchange differences	(82,907)	405,503
Book value at the end of the year	3,868,661	3,688,150

Depreciation	09/30/2021	06/30/2021
Book value at the beginning of the period	2,360,490	1,254,729
Exchange differences	(139,137)	278,441
Depreciation of the period	240,154	827,320
Accumulated depreciation at the end of the period	2,461,507	2,360,490
Total	1,407,154	1,327,660

Lease liability	09/30/2021	06/30/2021
Book value at the beginning of the period	1,140,717	1,109,812
Additions of the year	106,185	259,427
Interest expenses, exchange differences and inflation effects	205,948	500,442
Payments of the period	(243,783)	(728,964)
Total	1,209,067	1,140,717

Lease Liabilities	09/30/2021	06/30/2021
Non-current	490,101	390,409
Current	718,966	750,308
Total	1,209,067	1,140,717

F-35

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

The recognized right-of-use assets relate to the following types of assets:

	09/30/2021	06/30/2021
Machinery and equipment	700,807	661,544
Vehicles	1,042,169	1,061,184
Equipment and computer software	772,777	582,101
Land and buildings	1,352,908	1,383,321
	3,868,661	3,688,150

The incremental borrowing rate used was 6.23%.

19.	CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS

There were no significant changes to the contingencies, commitments and restrictions on the distribution of profits from the disclosure made in the Consolidated financial statement as of June 30, 2021.

20.	EVENTS OCCURRING AFTER THE REPORTING PERIOD

Subsequent to September 30, 2021, there have been no situations or circumstances that may require significant adjustments or further disclosure in these unaudited interim condensed consolidated financial statements that were not mentioned above.

F-36